UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1 is the Convening Notice for the Annual General Meeting and Extraordinary General Meeting of the shareholders of Moolec SA (the “Company”) to be held on December 27, 2024, at 2:30 p.m. Central European Time) at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Matters submitted to the Extraordinary General Meeting include the approval of the transfer of the central administration (administration centrale) and registered office (siège social) of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, and to set the registered office of the Company at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, with effect as from the Effective Date (as defined in the convening notice), and to acknowledge the Migration (as defined in the convening notice).

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit List

Exhibit No.	Description
99.1	Convening Notice for the Annual General Meeting and Extraordinary General Meeting of Shareholders of Moolec Science SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: December 13, 2024	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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